SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PURPLE INNOVATION, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74640Y 106

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74640Y 106	13D	Page 2 of 10

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 15,152,776 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 15,152,776 (1)

11.	Aggregate amount beneficially owned by each reporting person 15,152,776 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 55.2% (1)
14.	Type of reporting person (see instructions) IA

(1)

Consists of (a) 8,226,149 shares of Class A common stock, par value $0.0001 per share (the “Class A Stock”), of the Issuer, 646,874 of which are subject to vesting and/or forfeiture, (b) 2,891,249 shares of Class A Stock that could be obtained upon conversion of 5,782,500 warrants received in connection with the Agreement to Assign Sponsor Warrants, dated February 2, 2018 by and among the Issuer, Global Partner Sponsor I LLC, Continental Stock Transfer and Trust Company, Coliseum Capital Partners, L.P. (“CCP”), Coliseum Co-Invest Debt Fund, L.P. (“COC”) and a separate account investment advisory client (the “Separate Account”) of Coliseum Capital Management, LLC (the “Private Placement Warrants”), with each Private Placement Warrant providing the right to purchase one-half share of Class A Stock per Private Placement Warrant at a price of $5.75 per half share, (c) 1,422,138 shares of Class A Stock that could be obtained upon conversion of 2,844,278 warrants purchased in the open market (the “Public Warrants”), with each Public Warrant providing the right to purchase one-half share of Class A Stock per Public Warrant at a price of $5.75 per half share and (d) 2,613,240 shares of Class A Stock that could be obtained upon conversion of 2,613,240 warrants received in connection with the Amended and Restated Credit Agreement, dated as of February 26, 2019, by and among Purple Innovation, LLC, CCP, the Separate Account and COC (the “Incremental Loan Warrants”), with each Incremental Loan Warrant providing the right to purchase one share of the Class A Stock per Incremental Loan Warrant at a price of $5.74 per share.

CUSIP No. 74640Y 106	13D	Page 3 of 10

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,466,306 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,466,306 (1)

11.	Aggregate amount beneficially owned by each reporting person 11,466,306 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 44.1% (1)
14.	Type of reporting person (see instructions) OO

(1)

Consists of (a) 6,017,478 shares of Class A Stock, 468,817 of which are subject to vesting and/or forfeiture, (b) 2,370,668 shares of Class A Stock that could be obtained upon conversion of 4,741,337 Private Placement Warrants, (c) 1,029,380 shares of Class A Stock that could be obtained upon conversion of 2,058,761 Public Warrants and (d) 2,048,780 shares of Class A Stock that could be obtained upon conversion of 2,048,780 Incremental Loan Warrants.

CUSIP No. 74640Y 106	13D	Page 4 of 10

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,466,306 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,466,306 (1)

11.	Aggregate amount beneficially owned by each reporting person 10,466,306 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 41.9%
14.	Type of reporting person (see instructions) PN

(1)

Consists of (a) 6,017,478 shares of Class A Stock, 468,817 of which are subject to vesting and/or forfeiture, (b) 1,370,668 shares of Class A Stock that could be obtained upon conversion of 2,741,337 Private Placement Warrants, (c) 1,029,380 shares of Class A Stock that could be obtained upon conversion of 2,058,761 Public Warrants and (d) 2,048,780 shares of Class A Stock that could be obtained upon conversion of 2,048,780 Incremental Loan Warrants.

CUSIP No. 74640Y 106	13D	Page 5 of 10

1.	Names of reporting persons. Coliseum Co-Invest Debt Fund, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,000,000 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,000,000 (1)

11.	Aggregate amount beneficially owned by each reporting person 1,000,000 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.6%
14.	Type of reporting person (see instructions) PN

(1)	Consist of 1,000,000 shares of Class A Stock that could be obtained upon conversion of 2,000,000 Private Placement Warrants.

CUSIP No. 74640Y 106	13D	Page 6 of 10

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 15,152,776 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 15,152,776 (1)

11.	Aggregate amount beneficially owned by each reporting person 15,152,776 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 55.2% (1)
14.	Type of reporting person (see instructions) IN

(1)

Consists of (a) 8,226,149 shares of Class A Stock, 646,874 of which are subject to vesting and/or forfeiture, (b) 2,891,249 shares of Class A Stock that could be obtained upon conversion of 5,782,500 Private Placement Warrants, (c) 1,422,138 shares of Class A Stock that could be obtained upon conversion of 2,844,278 Public Warrants and (d) 2,613,240 shares of Class A Stock that could be obtained upon conversion of 2,613,240 Incremental Loan Warrants.

CUSIP No. 74640Y 106	13D	Page 7 of 10

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 15,152,776 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 15,152,776 (1)

11.	Aggregate amount beneficially owned by each reporting person 15,152,776 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 55.2% (1)
14.	Type of reporting person (see instructions) IN

(1)

Consists of (a) 8,226,149 shares of Class A Stock, 646,874 of which are subject to vesting and/or forfeiture, (b) 2,891,249 shares of Class A Stock that could be obtained upon conversion of 5,782,500 Private Placement Warrants, (c) 1,422,138 shares of Class A Stock that could be obtained upon conversion of 2,844,278 Public Warrants and (d) 2,613,240 shares of Class A Stock that could be obtained upon conversion of 2,613,240 Incremental Loan Warrants.

CUSIP No. 74640Y 106	13D	Page 8 of 10

Explanatory Note: This Amendment No. 4 (this “Amendment”) to the Schedule 13D (the “Initial 13D”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 12, 2018 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on May 23, 2018, Amendment No. 2 to the Initial 13D filed on June 12, 2018 and Amendment No. 3 filed on March 1, 2019, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Co-Invest Debt Fund, L.P., a Delaware limited partnership (“COC”);

•	Adam Gray (“Gray”), a director of the Issuer; and

•	Christopher Shackelton (“Shackelton”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

The source and amount of funds used in acquiring the Class A Common Stock, par value $0.0001 per share (the “Class A Stock”) by the Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$12,002,560.50
Separate Account	Working Capital	$4,054,384.04

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

The information relating to the beneficial ownership of Class A Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 20,527,723 shares of Class A Stock outstanding as of November 19, 2019, based on information provided by the Issuer. When including the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Stock” and, together with the Class A Stock, the “Common Stock”), the Reporting Persons beneficially own 24.9% of the Common Stock

CUSIP No. 74640Y 106	13D	Page 9 of 10

On November 19, 2019, CCP and the Separate Account purchased 1,494,502 and 505,498 shares of Class A Stock, respectively, at a price of $7.00 per share in an underwritten public offering (the “Public Offering”) by certain selling stockholders of the Issuer as described in the Issuer’s prospectus filed with the SEC pursuant to Rule 424(b)(1) on November 15, 2019. These purchases are the only transactions in the securities of the Issuer by the Reporting Persons and the Separate Account in the sixty days preceding the filing of this Amendment.

The information in Item 6 hereof is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

CCM is an investment adviser whose clients, including CCP, COC and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Stock. CC is the general partner of CCP and COC. Gray and Shackelton are the managers of CC and CCM.

In connection with Public Offering, CCM and Gray (the “Coliseum Parties”) entered into a Lock-Up Agreement, dated November 14, 2019 (the “Lock-Up Agreement”), with each of BofA Securities, Inc. and Oppenheimer & Co. Inc., as representatives of the underwriters for the Public Offering (the “Representatives”), pursuant to which the Coliseum Parties agreed, subject to specified exceptions, that, until February 12, 2020, they will not, without the prior written consent of the Representatives:

1.

directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Class A Stock or any securities convertible into or exercisable or exchangeable for Class A Stock, whether owned on November 14, 2019 or thereafter acquired by the Coliseum Parties or with respect to which the Coliseum Parties have or acquire the power of disposition (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or

2.

enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Class A Stock or other securities, in cash or otherwise.

The foregoing description of the Lock-Up Agreement is qualified in its entirety to the Lock-Up Agreement, which is filed as Exhibit 17 hereto and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

17.	Lock-Up Agreement, dated November 14, 2019

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 19, 2019

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CO-INVEST DEBT FUND, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact